UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections
13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 0-17371
POSTROCK ENERGY SERVICES CORPORATION
(formerly named Quest Resource Corporation)
(Exact name of registrant as specified in its charter)
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
Series B Junior Participating Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date:
     Common Stock, par value $0.001 per share: one*
     Series B Junior Participating Preferred Stock Purchase Rights: none*

          *On March 5, 2010, Quest Resource Acquisition Corp., a Delaware corporation that was a wholly-owned direct subsidiary of PostRock Energy Corporation (“PostRock”), merged with and into Quest Resource Corporation (“QRCP”) with QRCP as the surviving entity, which was subsequently renamed as PostRock Energy Services Corporation. As a result of the merger, QRCP became a wholly-owned subsidiary of PostRock. Immediately prior to the merger, the Series B Junior Participating Preferred Stock Purchase Rights ceased to be outstanding.

          Pursuant to the requirements of the Securities Exchange Act of 1934, PostRock Energy Services Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POSTROCK ENERGY SERVICES CORPORATION
	By:	/s/ David C. Lawler
Date: March 11, 2010		David C. Lawler
President and Chief Executive Officer